

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 6, 2016

Via E-mail
Carlo Buffone
Chief Financial Officer
Paramount Gold Nevada Corp.
665 Anderson Street
Winnemucca, Nevada 89445

> **Re:** **Paramount Gold Nevada Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 18, 2016**
> **File No. 001-36908**

Dear Mr. Buffone:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Information in this Proxy Statement regarding Calico, page 2

1. We note your disclaimer relating to information regarding Calico. Please revise to reflect that you are responsible for the adequacy and accuracy of the disclosure in the filing.

Fairness Opinion, Appendix C

2. The opinion of the financial advisor states that the fairness opinion was provided to the board in connection with the arrangement and "may not be relied up by any other persons, or used for any other purpose." Please revise to remove the implication that investors are not entitled to rely on the opinion. Alternatively, advise us of the basis for the advisor's belief that security holders cannot rely upon the opinion to support any claims against the advisor arising under applicable state law (e.g., the inclusion of an express disclaimer in the engagement letter with the advisor). Describe any applicable state-law authority regarding the availability of such a potential defense. In the absence of applicable state-law authority, disclose that the availability of such a defense will be

resolved by a court of competent jurisdiction. Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further disclose that the availability of such a state-law defense to the financial advisor would have no effect on the rights and responsibilities of either financial advisor of the board of directors under the federal securities laws.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Michael Killoy at (202) 551-7576 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel
and Mining

cc: James Seery, Esq.
        Duane Morris LLP